MAIL STOP 3561

October 14, 2009

Mr. Michael Metter
President and Chief Executive Officer
Map VI Acquisition, Inc.
401 Shippan Avenue
Stamford, CT 06902

>   **Re: Map VI Acquisition, Inc.**
>   **Form 8-K**
>   **Filed February 5, 2009**
>   **File No. 000-52525**

Dear Mr. Metter:

We issued comments to you on the above captioned filing on August 28, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 28, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by October 28, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services